News Release

Reed Elsevier Capital Inc.

09 October 2012

Reed Elsevier Capital Inc. announces pricing of private cash offering and terms of private exchange offers

Reed Elsevier Capital Inc., a wholly-owned US subsidiary of Reed Elsevier Group plc, announced today that it has priced a private cash offering of $250m aggregate principal amount of notes due 2022 (the “New Notes”). The New Notes will be unsecured senior obligations of Reed Elsevier Capital Inc. and will be fully and unconditionally guaranteed (the “Guarantees”) jointly and severally by Reed Elsevier PLC and Reed Elsevier NV (the “Guarantors”). The New Notes will pay a coupon of 3.125% and mature on October 15, 2022. Completion of the issue is expected to occur on October 16, 2012.

Reed Elsevier Capital Inc. also announced the terms and conditions of private offers (the “Private Exchange Offers”) to exchange its outstanding 7.750% Notes due 2014 (the “2014 Notes”) and its outstanding 8.625% Notes due 2019 (the “2019 Notes” and, together with the 2014 Notes, the “Old Notes”) for up to $600m aggregate principal amount of New Notes (the “Maximum Exchange Amount”) and cash, with the Old Notes to be accepted in the following order of priority: first, the 2014 Notes and, second, the 2019 Notes. The aggregate principal amount of outstanding 2019 Notes to be exchanged (the “2019 Notes Maximum Offer”) will be determined such that the aggregate principal amount of New Notes issued in exchange for the 2019 Notes does not exceed the difference, if any, between the Maximum Exchange Amount and the aggregate principal amount of New Notes issued in exchange for 2014 Notes validly tendered and not validly withdrawn.

It is expected that the New Notes issued pursuant to the Private Exchange Offers will comprise part of the same series as, and will be fungible for U.S. federal income tax purposes with, the New Notes sold in the Private Cash Offering. Reed Elsevier Capital Inc. and the Guarantors will agree, pursuant to a registration rights agreement, to file an exchange offer registration statement with respect to the New Notes and the Guarantees. The Private Exchange Offers are being made upon the terms and subject to the conditions set forth in the confidential offering memorandum dated October 9, 2012 (the “Exchange Offering Memorandum”), which is available exclusively to Eligible Holders (as defined below).

The following is a brief summary of certain terms of the Private Exchange Offers:

•	Expiration Date: Midnight, New York City time, on November 5, 2012.

•	Early Participation Date: 5:00 p.m., New York City time, on October 22, 2012.

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Early Settlement Date: The Early Settlement Date will promptly follow the Early Participation Date, and is expected to be the second business day immediately following the Early Participation Date. If, after the Early Participation Date, all conditions have been or are concurrently satisfied or waived by us, we will accept for exchange all 2014 Notes validly tendered as of the Early Participation Date, and the exchange for such 2014 Notes will be made on the Early Settlement Date.

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Final Settlement Date: The Final Settlement Date will be as soon as practicable following the Expiration Date, and is expected to be the second business day immediately following the Expiration Date, assuming the satisfaction or, where permitted, waiver of the conditions to the Exchange Offers.

•	Withdrawal Deadline: 5:00 p.m., New York City time, on October 22, 2012.

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2014 Notes Total Consideration: Eligible Holders who validly tender 2014 Notes prior to the Early Participation Date, and do not validly withdraw such 2014 Notes prior to the Withdrawal Deadline, will receive for each $1,000 principal amount of 2014 Notes tendered and accepted: (i) a principal amount of New Notes equal to $1,000 multiplied by $556 divided by the New Notes Price (as defined below), plus (ii) $480 in cash (the “2014 Notes Cash Component”), plus (iii) an early participation premium of $50 in cash (the “Early Participation Premium”).

•	2014 Notes Exchange Consideration: Eligible Holders who validly tender 2014 Notes after the Early Participation Date but prior to the Expiration Date will receive for each $1,000 principal amount of 2014 Notes tendered and accepted: (i) a principal amount of New Notes equal to $1,000 multiplied by $556 divided by the New Notes Price, plus (ii) the 2014 Notes Cash Component.

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2019 Notes Total Consideration: Eligible Holders who validly tender 2019 Notes prior to the Early Participation Date, and do not validly withdraw such 2019 Notes prior to the Withdrawal Deadline, will receive for each $1,000 principal amount of 2019 Notes tendered and accepted: (i) a principal amount of New Notes equal to $1,000 multiplied by the 2019 Notes Exchange Ratio (as defined below), plus (ii) $100 in cash (the “2019 Notes Cash Component”), plus (iii) the Early Participation Premium.

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2019 Notes Exchange Consideration: Eligible Holders who validly tender 2019 Notes after the Early Participation Date but prior to the Expiration Date will receive for each $1,000 principal amount of 2019 Notes tendered and accepted: (i) a principal amount of New Notes equal to $1,000 multiplied by the 2019 Notes Exchange Ratio, plus (ii) the 2019 Notes Cash Component.

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Determination of the New Notes Price: The New Notes Price (calculated at 2:00 p.m., New York City time, on October 22, 2012 (such date and time, the “Price Determination Date”)) is equal to the discounted value on the applicable Settlement Date of the remaining payments of principal and interest (excluding accrued interest to, but not including, the applicable Settlement Date) per $1,000 principal amount of the New Notes through the maturity date of the New Notes, using a yield equal to the sum of (i) the yield on the 1.625% U.S. Treasury Security due August 15, 2022 (the “Reference Yield”) and (ii) a fixed spread of 150 basis points.

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Determination of the 2019 Notes Price: The 2019 Notes Price (calculated on the Price Determination Date) is equal to the discounted value on the Final Settlement Date of the remaining payments of principal and interest (excluding accrued interest to, but not including, the Final Settlement Date) per $1,000 principal amount of such 2019 Notes through the maturity date of such 2019 Notes, using a yield equal to the sum of (i) the Reference Yield and (ii) a fixed spread of 80 basis points.

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Determination of the 2019 Notes Exchange Ratio: The 2019 Notes Exchange Ratio will equal the quotient of (i) the 2019 Notes Price minus the 2019 Notes Cash Component minus the Early Participation Premium divided by (ii) the New Notes Price.

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Proration: In the event the principal amount of 2019 Notes validly tendered and not validly withdrawn would exceed the 2019 Notes Maximum Offer, then the 2019 Notes will be accepted for exchange on a pro rata basis and no 2019 Notes beyond such 2019 Notes Maximum Offer will be accepted for exchange.

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Accrued and unpaid interest on Old Notes accepted in the Exchange Offers: Eligible Holders whose Old Notes are accepted in the Exchange Offers will receive payment in cash of the accrued and unpaid interest in respect of such Old Notes from the last interest payment date for such Old Notes to, but not including, the applicable Settlement Date, less the amount of accrued and unpaid interest, if any, on the New Notes issued to such holders on such Settlement Date. The New Notes issued in the Exchange Offers will be issued with accrued interest from October 16, 2012.

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Minimum Tender Denominations and Fractions: Old Notes must be tendered in integral multiples of $2,000 of principal amount. New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

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Conditions to the Exchange Offers: Consummation of each Exchange Offer is conditioned upon the satisfaction or, where permitted, waiver of the conditions described in the Exchange Offering Memorandum, including the unwaivable conditions that (i) on or prior to the Early Settlement Date, the Private Offering has been completed and at least $250m aggregate principal amount of New Notes has been issued pursuant thereto, (ii) the New Notes issuable on the Early Settlement Date, the New Notes issuable on the Final Settlement Date and the New Notes issued in the private cash offering are fungible for U.S. federal income tax purposes with each other and (iii) on the Price Determination Date, the Reference Yield is not less than 1.35% per annum. The Exchange Offers are not conditioned upon the valid tender of any minimum principal amount of Old Notes or the issuance of any minimum principal amount of New Notes pursuant to the Exchange Offers.

The New Notes and the Guarantees have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state or other securities laws and are being offered and sold only (i) in the United States, to “qualified institutional buyers” as defined in, and in reliance on, Rule 144A under the Securities Act (“QIBs”) and (ii) outside the United States, to persons who are not “U.S. persons,” in reliance on Regulation S under the Securities Act (“Regulation S”), and who are “non-U.S. qualified offerees” (as defined in the Eligibility Letter referred to below). Investors that have returned a certification letter to us that they are eligible to participate in the Exchange Offers (the “Eligibility Letter”) are referred to herein as “Eligible Holders.” The New Notes are subject to restrictions on transferability and resale and may not be transferred or resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom and in compliance with other applicable securities laws.

The complete terms and conditions of the Private Exchange Offers are set forth in the Exchange Offering Memorandum. Documents relating to the Private Exchange Offers will only be distributed to holders of Old Notes who complete and return the Eligibility Letter confirming that they are Eligible Holders for the purposes of the Private Exchange Offers. Noteholders who desire a copy of the Eligibility Letter should contact D.F. King, Inc., the information agent for the Private Exchange Offers, at (800) 488-8095 (U.S. toll-free) or (212) 269-5550 (outside the U.S.).

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States or elsewhere. The securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Private Cash Offering and the Private Exchange Offers are made only by, and pursuant to, the terms set forth in the related offering memoranda. Neither the Private Cash Offering nor the Private Exchange Offers are being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

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Enquiries

Colin Tennant (Investors)

Tel : +44 20 7166 5751

Paul Abrahams (Media)

Tel : +44 20 7166 5724

Notes to editors

About Reed Elsevier

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. Reed Elsevier Capital Inc. is a wholly-owned indirect subsidiary of Reed Elsevier Group plc whose sole business is related to the issuance and payment of securities which are guaranteed by Reed Elsevier PLC and Reed Elsevier NV.